Exhibit No. 21

Subsidiaries of Armstrong World Industries, Inc.

December 31, 2017

The following is a list of subsidiaries of Armstrong World Industries, Inc., omitting certain subsidiaries, which, when not considered in the aggregate, but as a single subsidiary, would not constitute a significant subsidiary.

U.S. Subsidiaries	Jurisdiction of Incorporation
Armstrong Cork Finance LLC	Delaware
Armstrong Ventures, Inc.	Delaware
Armstrong World Industries (Delaware) LLC	Delaware
AWI Licensing Company	Delaware

Non U.S. Subsidiaries	Jurisdiction of Incorporation
Armstrong World Industries LTD	United Kingdom